

December 20, 2013

Via E-mail
Patrick Evans
Chief Executive Officer
Mountain Province Diamonds Inc.
161 Bay Street, Suite 2315, P.O. Box 216
Toronto, Ontario, Canada M5J 251

> **Re:** **Mountain Province Diamonds Inc.**
> **Form 20-F for the Year Ended December 31, 2012**
> **Filed April 1, 2013**
> **File No. 001-32468**

Dear Mr. Evans:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2012

Notes to Consolidated Financial Statements, page 12

Note 1.Nature of Operations and Going Concern, page 12

1. We note your disclosure here that your primary mineral asset is in the exploration stage; however, you disclose in Management's Discussion and Analysis, on page 50, your primary mineral asset is in the development stage. Please reconcile these disclosures.

Note 3.Significant Accounting Policies, page 13

(vii) Mineral properties and exploration and evaluation costs, page 15

2. Please tell us, and in future filings expand your disclosure to address, the key factors you consider in determining when you have demonstrated technical feasibility and commercial viability of extracting the mineral resource.

(xiii) Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Company, page 19

3. We note your disclosure that you believe the Gahcho Kué Joint Venture is a joint operation and you do not expect the transition to IFRS 11 to have a material effect on your financial statements. Please tell us how you analyzed IFRS 11 in arriving at the conclusion that the Gahcho Kué joint venture is a joint operation. Please ensure to address both the positive and negative evidence you analyzed and ensure to include references to the joint venture agreement and authoritative accounting literature, as appropriate.

Note 7. Mineral Properties, page 25

4. Please tell us why you have not filed the 2009 amendment to the Gahcho Kué joint venture agreement or tell us why you do not believe this is a material agreement. Please also provide us with a courtesy copy of the agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel, Staff Accountant, at (202) 551-3727 or Rufus Decker, Branch Chief, at (202) 551-3769 if you have questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining